Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO AMENDED CERTIFICATE

OF INCORPORATION

OF

Sports Entertainment Gaming Global Corporation

July 30, 2026

Sports Entertainment Gaming Global Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. That the Board of Directors of the Corporation (the “Board”) has duly adopted resolutions (a) authorizing the Corporation to execute and file with the Secretary of State for the State of Delaware this Certificate of Amendment (the “Certificate of Amendment”) to the Amended Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) setting forth the proposed amendment to the Certificate of Incorporation and (b) declaring the Certificate of Amendment to be advisable and in the best interests of the Corporation and its stockholders in accordance with Section 242 of the DGCL.

2. That upon the effectiveness of this Certificate of Amendment, the Certificate of Incorporation is hereby amended as follows: Article IV, Section 1 of the Certificate of Incorporation of the Corporation is amended and restated in its entirety to read as follows:

“The total number of shares of all classes of stock that the Corporation shall have authority to issue is 501,000,000, which shall be divided into two classes as follows:

500,000,000 shares of common stock, par value $0.001 per share (“Common Stock”); and 1,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”).

Upon the filing and effectiveness (the “Effective Time”) of this Certificate of Amendment to the Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware, every seven (7) shares of the Corporation’s Common Stock, either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any further action on the part of the Corporation or the respective holder thereof, be combined into one validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Stock Split”); provided, however, that no fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation’s transfer agent in lieu of such fractional share interests upon the submission of a transmission letter by a stockholder holding the shares in book-entry form in an amount equal to the product obtained by multiplying (a) the closing price per share of the Common Stock as reported on the Nasdaq Stock Market LLC as of the date of the Effective Time (as defined below), by (b) the fraction of one share owned by the stockholder.

3. Thereafter, pursuant to a resolution of the Board, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval and was duly adopted and approved in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

4. That except as amended hereby, the provisions of the Corporation’s Certificate of Incorporation shall remain in full force and effect.

5. This Certificate of Amendment shall be effective as of July 31, 2026, at 5:30 p.m. ET.

IN WITNESS WHEREOF, Sports Entertainment Gaming Global Corporation has caused this Certificate of Amendment to be duly executed by an officer thereunto duly authorized, this 29th day of July 2026.

SPORTS ENTERTAINMENT GAMING GLOBAL CORPORATION

By:	/s/ Robert. J Stubblefield
Name:	Robert J. Stubblefield
Title:	Chief Financial Officer and Interim President